SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-CR

Part A: General information

Item A.1	Report for May 24, 2016

Item A.2	CIK Number of registrant - 0000778202

Item A.3	EDGAR Series Identifier - S000001186

Item A.4	Securities Act File Number - 033-00488

Item A.5	Name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR

Thomas R. Rus, PNC Capital Advisors LLC Thomas.Rus@pnc.com 410.237.5232

Part B: Default or event of insolvency of portfolio security issuer — NOT APPLICABLE

Part C: Provision of financial support to fund

Item C.1	Description of nature of support — Capital contribution made in connection with the liquidation of PNC Money Market Fund (the Fund)

Item C.2	Person providing support — PNC Investment Company LLC

Item C.3	Brief description of relationship between the person providing support and the fund — PNC Investment Company LLC is an affiliate of PNC Capital Advisors, LLC investment advisor to the Fund.

Item C.4	Date support provided — May 24, 2016

Item C.5	Amount of support - $135,000.00

Item C.6	Not applicable.

Item C.7	Not applicable.

Item C.8

Brief description of reason for support — PNC Investment Company LLC contributed an amount of capital intended to cause each shareholder of record of the Fund on the liquidation date to receive $1 for each share of the Fund after the close of business on that date. The amount of the contribution is equal to the product of the number of shares of the Fund outstanding on the liquidation date and $1, less the value of the Fund’s net assets on that date. The contribution, in the amount noted above, is being made in connection with the previously announced liquidation of PNC Money Market Fund, which is scheduled to occur on May 25, 2016. Neither PNC Investment Company LLC nor PNC Capital Advisors, LLC has a claim on the Fund’s assets in respect of the contribution.

Item C.9

Term of support —The capital contribution is intended to be a one-time contribution but other contributions may be made, if necessary, to cause each shareholder of record of the Fund on the liquidation date to receive $1 for each share held after the close of business on that date.

Item C.10	Brief description of any contractual restrictions relating to support — Not applicable

Part D: Deviation between current net asset value per share and intended stable price per share — NOT APPLICABLE

Part E: Imposition of liquidity fee — NOT APPLICABLE

Part F: Suspension of fund redemptions — NOT APPLICABLE

Part G: Removal of liquidity fees and/or resumption of fund redemptions — NOT APPLICABLE

Part H: Optional disclosure

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PNC Money Market Fund, a series of PNC Funds
Date: May 24, 2016

	By:	/s/	Thomas R. Rus
Thomas R. Rus
Secretary